Moody Aldrich & Sullivan  LLC
30 Rowes Wharf, Suite 410
Boston, MA 02110
(617) 261-6009
IRS# 04-3011533
13G Amendment Filing Period Ending 12/31/98


Name of Issuer:				Healthcare Realty
CIK #						0000899749
IRS#						62-1507028
Title of Class of Securities:		Common Stock
Cusip Number:				421946104

Sole Voting power:			905,440

Aggregate amount beneficially
Owned by each reporting person:	905,440

Percent of class represented by
Amount:					2.27%

Type of reporting:			Investment Adviser